UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 16, 2014

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

First Quarter 2014 Results Presentation to Investors and Media April 16, 2014

Disclaimer April 16, 2014 Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" and in "Cautionary statement regarding forward-looking information" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed with the US Securities and Exchange Commission and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions and/or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage ratio, leverage exposure and total capital amounts included in this presentation are based on the current FINMA framework. Swiss Total Capital Leverage ratio is calculated as Swiss Total Capital divided by a three-month average leverage exposure, which consists of balance sheet assets, off-balance sheet exposures that consist of guarantees and commitments, and regulatory adjustments that include cash collateral netting reversals and derivative add-ons. *

Introduction Brady W. Dougan, Chief Executive Officer April 16, 2014 *

Key messages from Credit Suisse 1Q14 results

Strategic businesses delivered high returns – after-tax return on equity of 14% and pre-tax income of CHF 1.9 bn

Private Banking & Wealth Management

- Strategic pre-tax income grew 28% YoY to CHF 1.0 bn, driving high return on capital of 33%
- Improvements in WMC net margin to 29 bps and Strategic PB&WM NNA inflows[1] to CHF 16 bn, the highest quarterly NNA level since 1Q11
- Increased operating efficiency with 8% YoY expense reduction in the Strategic business

Investment Banking

- Strategic pre-tax income of CHF1.1 bn and return on capital of 21%
- Demonstrates strength of our diversified portfolio across the Securitized Products, Credit, Equities and Advisory & Underwriting franchises
- Significantly reduced first quarter seasonal contribution from Rates and certain Emerging Markets than experienced in previous years

On track to achieve Non-Strategic wind down

- The Non-Strategic units delivered leverage reduction of CHF 11 bn and RWA business reductions of CHF 4 bn during the quarter, on track towards achieving end 2015 targets

Continued progress towards cost reduction targets

- Delivered CHF 3.4 bn of annualized savings, maintaining momentum towards target of > CHF 4.5 bn by end 2015

Resilient capital base and leverage ratio

Basel 3 CET1 ratio *("Look-through")*	**10.0%**	Maintained strong CET 1 ratio after absorbing the impact of legacy litigation charges taken in 4Q13
Swiss Total Capital Leverage ratio *("Look-through")*	**3.7%**	Leverage ratio within reach of 2019 requirement of 4.0% following the CHF 265 bn, or 19%, reduction in leverage exposure since 3Q12

All data for Core Results. All references on this slide and the rest of the presentation to Group reported pre-tax income refer to income from continuing operations before taxes. Return on capital is based on after-tax income and assumes that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure. All expenses reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses 1 Assumes assets managed across businesses relate to Strategic businesses only

CREDIT SUISSE April 16, 2014 4

Capital efficient, high returning businesses…

PB&WM: Delivering profitable growth	
▪ Building on momentum in Asia, Latin America and the Middle East ▪ Expanding lending initiatives to UHNWI ▪ Continuing to build strength in home market while repositioning unprofitable onshore markets	✓ APAC achieved NNA of CHF 5 bn in 1Q14, with 17% annualized growth ✓ UHNWI loan balances increased by 8% in 1Q14 ✓ Net margin improved by 6 bps from 1Q13 to 29 bps in 1Q14

IB: Shifting resources to leading franchises	
▪ Focused on our market-leading, high-returning businesses in support of our clients' needs ▪ Transitioning our Macro business to a client focused, capital light franchise	✓ Top-three Equities franchise ✓ Strong Underwriting & Advisory business ✓ High-returning yield businesses in Fixed Income

…. supported by strong capital base and improved operating efficiency...

Capital and operating efficiency	
▪ Complete the transformation of the capital base, leverage and RWA usage ▪ Reaffirm long-term RWA target of ~CHF 250 bn; reduce long-term leverage exposure to ~CHF 1,000 bn	▪ Deliver the cost reduction program to drive permanent operating efficiencies ▪ Reaffirm the 2015 cost savings target of > CHF 4.5 bn and end 2014 target of CHF 3.8 bn

… and the resolution of legacy litigation and accelerated exit of the Non-Strategic portfolio…

Non-Strategic	Legacy litigation
▪ Delivering the targeted run-off of positions and losses; on track for end-2015 targets ▪ 50% reduction of legacy funding costs in 2014	▪ Good progress in resolving key legacy litigation issues in 2014 to date ▪ Continued focus on resolving US DoJ-related cross-border tax matter

… provides a clear path to achieving our targets, leading to high and sustained returns on capital and cash returns to shareholders

CREDIT SUISSE April 16, 2014 5

Financial results David Mathers, Chief Financial Officer April 16, 2014 *

in CHF mn 1Q14 4Q13 1Q13 Net revenues 6,553 6,038 7,018 Pre-tax income 1,940 1,448 2,207 Cost / income ratio 70% 75% 68% Return on equity1 14% 11% 19% Net new assets2 in CHF bn 16.0 5.4 14.3 Net revenues 6,469 5,920 7,018 Pre-tax income 1,400 (529) 1,805 Pre-tax income ex FVoD3 1,489 (332) 1,872 Net income attributable to shareholders 859 (476) 1,303 Diluted earnings per share in CHF 0.48 n/m 0.75 Return on equity 8% n/m 14% Return on equity ex FVoD3 9% n/m 15% Net revenues (84) (118) -- Pre-tax income (540) (1,977) (402) Pre-tax income ex FVoD3 (450) (1,781) (334) 1 Return on Equity for Strategic results calculated by dividing annualized Strategic net income by average Strategic shareholders' equity (derived by deducting 10% of Non-Strategic RWA from reported shareholders’ equity) 2 Assumes assets managed across businesses relate to Strategic businesses only 3 Excludes revenue impact from FVoD of CHF (90) mn, CHF (196) mn and CHF (68) mn in 1Q14, 4Q13, and 1Q13, respectively, in Non-Strategic and total reported results * April 16, 2014 Results Overview

1 All data for Core Results 2 1Q14 reported return on equity of 9% and cost-to-income of 76% on ex-FVoD basis Key Performance Indicators (KPIs)1 Cost/income ratio < 70% Return on equity > 15% Group Private Banking & Wealth Management Investment Banking 1Q14 strategic 1Q14 reported Cost/income ratio < 70% Cost/income ratio < 65% NNA growth (WMC) 3-4% through 2015 6% long-term 5% 5% 68% 70% 14% 8%2 78%2 68% 76% 68% * * April 16, 2014 Strategic businesses continue to drive momentum in reaching KPIs

Strong start to the year with CHF 1 bn pre-tax income in Private Banking & Wealth Management

	in CHF mn	1Q14	4Q13	1Q13
Strategic	Net revenues	3,031	3,260	3,008
	Provision for credit losses	17	27	23
	Compensation and benefits	1,225	1,242	1,307
	Other operating expenses	824	943	922
	Total operating expenses	2,049	2,185	2,229
	Pre-tax income	**965**	**1,048**	**756**
	Basel 3 RWA in CHF bn	92	88	91
	Leverage exposure in CHF bn	310	303	312
	Cost/income ratio	68%	67%	74%
	Return on capital[1]	**33%**	**37%**	**28%**
	Net new assets[2] in CHF bn	16.0	5.4	14.3
	Assets under management[2] in CHF bn	1,267	1,238	1,226
Non-Strategic	Net revenues	209	169	270
	Total operating expenses	146	776	140
	o/w litigation provisions	-	*600*	-
	Pre-tax income	**47**	**(624)**	**125**
Total	Net revenues	3,240	3,429	3,278
	Pre-tax income	**1,012**	**424**	**881**
	Basel 3 RWA in CHF bn	100	94	98
	Net new assets in CHF bn	13.7	4.4	12.0
	Assets under management in CHF bn	1,293	1,282	1,312

1 Return on capital is based on after-tax income and assumes tax rates of 25% in 1Q13 and 30% in 4Q13 and 1Q14 and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure

2 Assumes assets managed across businesses relate to Strategic businesses only

Strategic – Compared to 1Q13

- Pre-tax income increased by 28% to CHF 1 bn, and increased return on capital[1]
- Revenues slightly up with higher fee-based revenues
- Efficiency gains with expenses down by CHF 180 mn or 8%, and improvement in cost/income ratio to 68%
- Strong net new assets of CHF 16.0 bn, highest since 1Q11
  - CHF 10.6 bn in Wealth Management Clients with momentum in Asia Pacific & Switzerland
  - CHF 6.9 bn in Asset Management with continued inflows in Alternative products

Non-Strategic – Compared to 1Q13

- Continued progress in winding down Non-Strategic portfolio
- Gain on sale of CFIG of 91 mn in 1Q14, gain on sale of JO Hambro of CHF 34 mn in 1Q13; excluding these gains, lower revenues reflect continued progress in disposals
- Reduced operating expenses following disposals, offset by charges for severance payments
- Net new assets in our Non-Strategic unit of CHF (2.3) bn relate to wind-down businesses and Western European cross-border outflows

CREDIT SUISSE April 16, 2014 9

Strong inflows in Wealth Management and Asset Management

Private Banking & Wealth Management strategic net new assets in CHF bn


Wealth Management Clients
Asset Management
Corporate & Institutional Clients
PB&WM strategic
% Annualized net new assets growth rate
6.9
3.0 Alternative Investments
3.9 Core Investments
0.4
19.5
Western European cross-border outflows in WMC[1]
(1.6)[2]
(1.9)
Eliminating double-count related to collaboration[3]
16.0
6%
12.2
1.3 EMEA 2%
1.5 Americas 4%
7%
4.5 Switzerland
17%
4.9 Asia Pacific
4%
5.6 Mature markets
9%
6.6 Emerging markets
by management region
by customer domicile
Before Western European cross-border outflows

- Wealth Management Clients with strong inflows[4] of CHF 12.2 bn and net new assets of CHF 10.6 bn
- Asset Management reported net new assets of CHF 6.9 billion in 1Q14, driven by inflows in credit products, index strategies and other traditional products, partially offset by net asset outflows in fixed income products

WMC = Wealth Management Clients EMEA = Europe, Middle East and Africa
1 Western European cross-border outflows of CHF 1.6 bn in EMEA 2 Additional Western European cross-border outflows of CHF 0.5 bn in Non-Strategic unit 3 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients (assumes assets managed across businesses relate to Strategic businesses only) 4 Excludes Western European cross-border outflows

CREDIT SUISSE April 16, 2014 10

Wealth Management Clients with strong profit growth and efficiency enhancements

Wealth Management Clients

in CHF mn	1Q14	4Q13	1Q13
Net interest income	706	760	746
Recurring commissions & fees	730	742	717
Transaction- & perf.-based revenues	638	554	624
Net revenues	**2,074**	**2,056**	**2,087**
Provision for credit losses	16	18	19
Total operating expenses	**1,480**	**1,572**	**1,614**
Pre-tax income	**578**	**466**	**454**
Cost / income ratio	71%	77%	77%
Basel 3 RWA in CHF bn	50	46	46
Return on capital [1]	34%	29%	30%
Net new assets in CHF bn	10.6	1.7	5.7
Assets under management in CHF bn	805	791	794

Compared to 1Q13

- Strong start to the year with a 27% improvement in pre-tax income
- Net revenues down slightly with lower interest income and higher fee-based revenues[2]
- Improvement in cost/income ratio by 6ppt to 71% as a result of lowest expense level since 1Q11
  - Lower costs across all major categories, including reduced infrastructure expenses
- Significant increase of net new assets to CHF 10.6 bn, primarily in higher wealth-bands

1 Return on capital is based on after-tax income and assumes tax rates of 25% in 1Q13 and 30% in 4Q13 and 1Q14 and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure.
2 Recurring commissions & fees and transaction- & performance-based revenues

CREDIT SUISSE April 16, 2014 11

Wealth Management Clients business with increase in net margin; gross margin stable from 4Q13

Net margin on AuM in basis points


23
23
29

Net margin improvement reflecting lower expense base from lower headcount and absence of significant one-offs, while delivering growth in emerging markets businesses

Net revenues in CHF mn


Gross margin on AuM in basis points
2,087
107
624
32
717
37
746
38
2,056
104
554
28
742
38
760
38
2,074
104
638
32
730
37
706
35
1Q13
4Q13
1Q14

Transaction and performance-based revenues slightly higher vs. 1Q13, with collaboration revenues up, partially offset by lower foreign exchange transaction volumes; significantly higher securities transactions compared to 4Q13

Recurring commissions & fees slightly up vs. 1Q13 reflecting a positive effect from the higher asset base and pricing measures, offsetting the negative impacts from business mix shift and lower retrocessions

Net interest income was down from 4Q13 and 1Q13, reflecting lower levels of deposits eligible as stable funding and the continued impact from the low interest rate environment that was partially offset by higher loan volumes

1Q13	4Q13	1Q14	
779	793	**797**	**Average assets under management (AuM)** in CHF bn
43%	45%	**46%**	**Ultra High Net Worth Individuals' share**

Net margin = Pre-tax income / average AuM   Gross margin = Net revenues / average AuM

CREDIT SUISSE
April 16, 2014   12

* April 16, 2014 Wealth Management Clients business with strong inflows in Asia Pacific and Switzerland 12.2 Americas EMEA Asia Pacific EMEA = Europe, Middle East and Africa Emerging/Mature markets by client domicile while regional data based on management areas 1 Excludes Western European cross-border outflows 1Q14 1Q13 % Annualized net new assets growth rate Mature markets Emerging markets 9% 4% 2% 4% 7% Western European cross-border outflows 7.8 17% 4% 3% Net new assets in CHF bn Switzer-land Western European cross-border outflows 5% reported 6% Strong inflows1 of CHF 12.2 bn and net new assets of CHF 10.6 bn Strong momentum in Asia Pacific with growth from ultra-high-net-worth clients in Greater China and South-East Asia, reaching annualized NNA growth rate of 17% Switzerland with strong inflows across all client segments Solid inflows in Americas, driven by UHNWI growth in Latin America Western European cross-border outflows of CHF 1.6 bn relating to regularization of assets in our strategic businesses

* April 16, 2014 Successfully accelerating growth in UHNWI client segment, especially in Emerging Markets 0.5 2.2 1Q13 1Q14 CHF 2.2 bn by region Asia Pacific 0.8bn Eastern EMEA 0.7bn Latin America 0.2bn Other 0.5 bn Net new lending to ultra-high-net-worth-individual (UHNWI) segment in Wealth Management Clients in CHF bn Successful growth in UHNWI lending in 1Q14 Loans up CHF 2.2 bn to CHF 31 bn Utilizing our streamlined processes, broad origination platform and leading UHNWI client franchise Secured lending supports our UHNWI growth strategy; total UHNWI net new assets amounted to CHF 4.7 bn in 1Q14 Loan interest margin is accretive to overall gross revenue margin on AuM for the UHNWI segment Opportunity for additional revenues in Investment Banking from broadened and deepened client relationships Eastern EMEA = Eastern Europe, Middle East and Africa Other regions include Western Europe, US and Switzerland

Corporate & Institutional Clients business with continued strong contribution

Corporate & Institutional Clients

in CHF mn	1Q14	4Q13	1Q13
Net interest income	257	278	273
Recurring commissions & fees	122	108	111
Transaction- & perf.-based revenues	117	102	121
Other revenues [1]	(4)	(3)	(5)
Net revenues	**492**	**485**	**500**
Provision for credit losses	1	9	4
Total operating expenses	**245**	**263**	**257**
Pre-tax income	**246**	**213**	**239**
Cost / income ratio	50%	54%	51%
Net loans in CHF bn	64	62	61
Basel 3 RWA in CHF bn	33	33	35
Return on capital [2]	25%	21%	25%
Net new assets in CHF bn	0.4	4.0	4.5
Assets under management in CHF bn	254	250	239

Compared to 1Q13

- Pre-tax income up 3% and cost /income ratio improved to 50%
- Higher recurring commissions & fees
- Reduction in net interest income reflecting adverse impact from low interest rate environment, partially offset by higher loan volumes
- Lower operating expenses driven by continued cost discipline
- Continued low credit provisions reflecting a well diversified credit portfolio and strong risk management
- NNA of CHF 0.4 bn reflect the impact of a small number of large clients rebalancing investments, following strong inflows in the segment in 4Q13

1 Other revenues include fair value changes on the Clock Finance transaction
2 Return on capital is based on after-tax income and assumes tax rates of 25% in 1Q13 and 30% in 4Q13 and 1Q14 and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure

CREDIT SUISSE April 16, 2014 15

Continued strong profit growth from a more focused approach in Asset Management

Asset Management

in CHF mn	1Q14	4Q13	1Q13
Recurring commissions & fees	287	299	273
Transaction- & perf.-based revenues	164	481	129
Other revenues [1]	14	(61)	19
Net revenues	**465**	**719**	**421**
Total operating expenses	**324**	**350**	**358**
Pre-tax income	**141**	**369**	**63**
Cost / income ratio	70%	49%	85%
Fee-based margin in basis points	49	87	46
o/w recurring fee-based margin	*38*	*39*	*37*
Basel 3 RWA in CHF bn	9	9	9
Return on capital [2]	60%	162%	27%
Net new assets in CHF bn	6.9	(0.5)	8.5
Assets under management in CHF bn	363	352	347

Compared to 1Q13

- Strong and doubled pre-tax income and return on capital[2]
- Net revenues increased by 10%
  - Increased management fees on higher asset base, net of exchange rate impact
  - Higher carried interest on private equity realizations
  - Lower investment related-gains reflecting reduced capital usage
- Operating expenses down 9% reflecting continued efficiencies; cost / income ratio improved to 70%
- Strong net new assets of CHF 6.9 bn, with continued inflows of CHF 3.0 bn into Alternative products
- Continued improvement in fee based margin from 46 to 49 bps

Compared to 4Q13

- Higher revenues in 4Q13 driven by annual and semi-annual performance fees and higher private equity placement fees

1 Includes AMF impairment of CHF (68) mn in 4Q13
2 Return on capital is based on after-tax income and assumes tax rates of 25% in 1Q13 and 30% in 4Q13 and 1Q14 and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure

CREDIT SUISSE April 16, 2014 16

Progress in winding down PB&WM's Non-Strategic portfolio

Basel 3 RWA in CHF bn


1Q14 PB&WM RWA methodology change impact[1]
8
2
6
(0.4)
8
(38%)
5
4Q13
Business impact & other[2]
1Q14
Year-end 2015 target

Leverage Exposure in CHF bn


22
(4)
18
(78%)
4
4Q13
Business impact & other
1Q14
Year-end 2015 target

in CHF mn	**1Q14**	4Q13	1Q13
Select onshore businesses	22	28	74
Legacy cross-border businesses	44	52	51
AM divestitures and discontinued operations	134	54	111
Other Non-Strategic positions & items	9	35	34
Net revenues	**209**	**169**	**270**
Provision for credit losses	16	17	5
Total operating expenses	**146**	**776**	**140**
o/w litigation provisions	-	*600*	-
o/w realignment expenses[3]	*36*	*50*	*5*
Pre-tax income	**47**	**(624)**	**125**
Net new assets in CHF bn	(2.3)	(1.0)	(2.3)

Compared to 1Q13

- Lower revenues, including lower investment-related gains, reflecting progress in disposals of non-strategic businesses throughout 2013
- 1Q14 includes CHF 91 mn gain on sale of CFIG
- Stable operating expenses benefitted from business disposals, offset by higher severance expenses for business sale expected to complete in 2014

Compared to 4Q13

- 4Q13 included litigation related provisions of CHF 600 mn in connection with the US tax matter
- Modest RWA reductions offset by the expected methodology changes relating to private equity assets
- Leverage exposure reduction driven by portfolio wind-downs, asset sales and a spin-off

Note: Risk-weighted asset goals are measured on constant FX basis and are subject to change based on future FX movements 1 Reflects major external methodology changes only 2 Includes business impact, internally driven methodology and policy impact and FX movements 3 Realignment expenses in PB&WM relating both to continuing operations and operations treated as discontinued at the Group level

CREDIT SUISSE
April 16, 2014 17

Investment Banking solid returns despite more challenging conditions

	in CHF mn	1Q14	4Q13	1Q13
Strategic	Net revenues	3,563	2,795	4,017
	Provisions for credit losses	0	8	(7)
	Compensation and benefits	1,495	1,335	1,459
	Other operating expenses	944	984	1,018
	Total operating expenses	2,439	2,319	2,477
	Pre-tax income	**1,124**	**468**	**1,547**
	Basel 3 RWA USD bn	167	156	162
	Leverage exposure USD bn	742	725	844
	Cost/income ratio	68%	83%	62%
	Return on capital[1]	**21%**	**9%**	**27%**
Non-Strategic	Net revenues[2]	(147)	(127)	(72)
	Total expenses[3]	150	905	175
	Pre-tax income	**(297)**	**(1,032)**	**(247)**
	Basel 3 RWA USD bn	19	20	20
	Leverage exposure USD bn	79	87	98
Total	Net revenues	3,416	2,668	3,945
	Total expenses[3]	2,589	3,232	2,645
	Pre-tax income	**827**	**(564)**	**1,300**
	Basel 3 RWA in USD bn	186	176	182
	Leverage exposure in USD bn	821	812	942
	Return on capital[1]	**14%**	**n/m**	**20%**

Compared to 1Q13

- Strong Strategic return on capital of 21%; solid overall return on capital of 14%
- Strategic businesses delivered solid revenues despite substantially lower seasonal contribution compared to 1Q13
  - Securitized Products, Credit, Equities and Underwriting & Advisory franchises delivered strong performance as origination remained robust
  - Lower Emerging Markets revenues compared to strong 1Q13 result due to challenging market conditions in Latin America and EEMEA while Asia remained strong
  - Macro adversely impacted by weaker client activity, reduced leverage exposure and structural industry changes
- Both strategic and total expenses decreased in CHF driven by lower commissions, infrastructure and litigation expenses

Compared to 4Q13

- Total RWA increased USD 10 bn vs. 4Q13 mostly due to USD 8 bn in methodology uplifts, including operational risk add-on
- Modest increase in total leverage exposure primarily due to seasonal market activity in Equities and increased business in Credit

1 Return on capital is based on after-tax income denominated in US dollars and assumes tax rates of 25% in 1Q13 and 30% in 4Q13 and 1Q14 and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure 2 1Q13 non-strategic revenues include gain of CHF 77 mn from a sale in our real-estate portfolio and valuation gains in legacy rates and 4Q13 revenues reflect portfolio valuation gains in fixed income wind-down and legacy rates 3 Includes provisions for credit losses, compensation and benefits and other expenses

CREDIT SUISSE April 16, 2014 18

Strong Securitized Products and Credit performance offset by difficult conditions in Emerging Markets and Macro

Fixed Income sales & trading and underwriting – Strategic Revenues in CHF mn



Debt underwriting
Fixed Income sales and trading
2,489
461
2,028
1,968
534
1,434
1,454
424
1,030
1,291
483
808
2,077
468
1,609
1Q13
2Q13
3Q13
4Q13
1Q14

Fixed Income sales & trading and underwriting - Strategic revenues **USD mn**				
2,681	2,079	1,579	1,433	2,329

Compared to 1Q13

- Stable and low rate environment encouraging investors towards yield products
- Strong Securitized Products performance vs. 1Q13 reflecting high quality revenue stream diversified across secondary, origination, products and regions
  - Higher revenues in non-agency, mortgage servicing and #1 ranked asset finance franchise[1]
- Higher results and improved market share in market-leading and highly profitable Credit franchise driven by robust Leveraged Finance origination and sustained secondary revenues vs.1Q13
  - Achieved #3 rank in Global High Yield[2]
- Significantly lower Emerging Markets results from 1Q13 due to weaker trading performance
- Less pronounced first quarter seasonality in Macro revenues driven by structural industry changes and uncertainty around market direction leading to muted client activity compared to 1Q13

Note: Underwriting revenues are also included in the total Fixed Income franchise view 1 Source: Thomson/IFR 2 Source: Dealogic

CREDIT SUISSE
April 16, 2014 19

* April 16, 2014 Growth in Derivatives and Prime Services offset by weaker Cash Equities performance Equity sales & trading and underwriting – Strategic Revenues in CHF mn Note: Underwriting revenues are also included in the total Equity franchise view 1,588 1,663 1,329 1,490 1,562 Equity sales & trading and underwriting - Strategic revenues USD mn Equity underwriting Equity sales and trading Compared to 1Q13 Solid global results reflecting continued market leadership across products and strong levels of client activity Sustained momentum in Derivatives resulting from favorable market conditions and client flows across most products and regions Consistent Prime Services performance reflecting growth in client balances and increased client activity in Europe Lower Cash Equities revenues reflecting unfavorable trading conditions in Latin America partially offset by commission growth in the US and Europe Higher Equity Underwriting revenues reflecting both higher market share in EMEA and APAC

Underwriting & Advisory delivered strong returns driven by improved market share

Underwriting & Advisory – Strategic Revenues in CHF mn


Advisory
Equity underwriting
Debt underwriting
763
145
157
461
907
167
206
534
705
152
129
424
951
194
274
483
831
180
183
468
1Q13
2Q13
3Q13
4Q13
1Q14

Underwriting & Advisory - Strategic revenues **USD mn**				
820	960	767	1,057	932

Compared to 1Q13

- Revenues increased 9% as continued market share momentum in both leveraged finance and advisory offset YoY decline in total industry fee pool
- Strong Debt Underwriting performance from 1Q13 driven by market-leading leveraged finance franchise
  - US Institutional Loans: maintained #1 rank across most products[1]
- Higher Advisory revenues from 1Q13 driven by significant share of wallet gains in the Americas; announced M&A volumes and market share improved significantly from 1Q13 reflecting increased momentum
- Higher Equity Underwriting revenues from 1Q13 due to higher global IPO activity and strong financial sponsor engagement; healthy forward calendar

Note: Underwriting revenues are also included in the views of Fixed Income and Equity franchise revenues on slides 19 and 20.
1 Source: Dealogic

CREDIT SUISSE
April 16, 2014 21

Non-Strategic unit delivered early results with reduced costs, leverage exposure and RWA

Basel 3 RWA in USD bn


1Q14 IB RWA methodology change impact[1]
22
2
20
(3)
19
(68%)
6
4Q13
Business impact & other[2]
1Q14
Year-end 2015 target

Leverage Exposure in USD bn


87
(8)
79
(70%)
24
4Q13
Business impact & other
1Q14
Year-end 2015 target

Non-Strategic unit in CHF mn	**1Q14**	**4Q13**	**1Q13**
Net revenues	**(147)**	**(127)**	**(72)**
o/w Legacy Funding	*(46)*	*(93)*	*(96)*
o/w Other Funding	*(42)*	*(90)*	*(90)*
Total operating expenses[3]	**150**	**905**	**175**
Pre-tax income	**(297)**	**(1,032)**	**(247)**
o/w Mortgage Related Litigation	*(61)*	*(901)*	*(109)*

Note: Risk-weighted asset goals are measured on constant FX basis and are subject to change based on future FX movements
1 Reflects major external methodology changes only
2 Includes business impact, internally driven methodology and policy impact and FX movements
3 Includes provisions for credit losses
4 Includes CHF 806 mn in litigation provisions in connection with mortgage-related matters

Compared to 1Q13 and 4Q13

- Higher net revenue losses as 1Q13 results reflected gain of CHF 77 mn from a sale in our real-estate portfolio. 1Q14 revenues reflected:
  - Significantly improved funding costs from proactive portfolio management of both our legacy debt instruments and trading assets
  - 1Q14 RWA reductions were achieved at lower cost relative to long term estimated exit cost of 2-3% of RWA
- Progress on capital reduction; on-track to meet RWA and leverage reduction targets by end-2015 despite methodology uplifts predominantly due to the industry wide revised Basel 3 securitization treatment on trading books
- 1Q14 pre-tax income impact from mortgage-related litigation of CHF (61) mn compared to CHF (901) mn reflecting FHFA settlement[4] in 4Q13

CREDIT SUISSE April 16, 2014 22

Continued shift in capital to high market share and high return strategic businesses

Strategic businesses (market share position vs. return on capital)



High
Top 3
4 to 6
7 or lower
Credit Suisse market share position
Prime Services
Securitized Products
Global Credit Products
Cash Equities
Eq. Derivatives
EMG
IBD
Global Macro Products2
Fixed Income
Equities
Investment Banking
Bubble size reflects relative capital usage at end of 4Q13
Low
Rolling four quarters return on capital3
High

% of 1Q14 IB capital base[1,2]	Optimize risk and capital utilization across the franchise
65% (vs. 64% in 4Q13)	■ Majority of capital allocated to market leading businesses ■ Strong returns in market leading businesses from continued market share momentum
19% (vs. 21% in 4Q13)	■ Improved market conditions to drive returns and profitability
16% (vs. 15% in 4Q13)	■ Differentiated cross-asset macro platform to improve returns ■ Scale in our delivery of macro products; improved costs and capital efficiency

Return on capital declined vs. FY 2013 return | Return on capital improved vs. FY 2013 return | * No indicator reflects stable return on capital vs. FY 2013 return

1 Percent of capital base (based on internal reporting structure) reflects capital which is defined as average of10% of Basel 3 risk-weighted assets and 2.4% of leverage exposure at quarter-end 1Q14 vs. quarter-end 4Q13 for strategic businesses 2 Global Macro products includes Rates, FX and Commodities businesses 3 Presentation based on internal reporting structure

CREDIT SUISSE April 16, 2014 23

* Solid return on capital from Strategic businesses April 16, 2014 Solid Strategic after-tax return on capital of 21% for 1Q14 amid challenging market conditions Strategic expenses increased 3% in USD as higher seasonal compensation expense offset ongoing cost efficiencies Expect further cost savings from ongoing infrastructure efficiencies and optimizing macro business model Non-Strategic run-off expected to significantly reduce pre-tax income drag over time Investment Banking after-tax return on capital (USD-denominated) Strategic 1Q13 Revenue impact Cost impact Capital reduction Note: Return on capital is based on after-tax income denominated in US dollars and assumes tax rates of 25% in 1Q13 and 30% in 4Q13 and 1Q14 and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure 1Q14 Strategic IB Non-Strategic unit Total IB Strategic

Non-Strategic units Progress with planned wind down April 16, 2014 *

30 Private Banking & Wealth Management Investment Banking 1Q14 RWA methodology change impact1 (IB, PB&WM) * Non-Strategic capital update April 16, 2014 4Q13 Year-end 2015 target 1Q14 (58%) Basel 3 RWA in CHF bn 1Q14 Year-end 2015 target 4Q13 (70%) Leverage Exposure in CHF bn 24 10 24 99 88 26 28 2 Note: For financials denominated in USD, period end 3Q13 spot CHF/USD of 0.90 was used in 4Q13 and all future periods. 1 Reflects major external methodology changes only. 2 Includes anticipated 2014 adverse model change. Continued progress in deleveraging, with a CHF 11 bn reduction in leverage exposure compared to 4Q13; on track to achieve 70% reduction by end-2015 RWA reductions in 1Q14 offset by the impact of methodology changes; targeting a further 58% reduction by end-2015

Non-Strategic run-off profile expected to significantly reduce pre-tax income drag over time

Illustrative reduction of Non-Strategic pre-tax income drag CHF mn


1Q14 Non-Strategic pre-tax loss
Movements in credit spreads on own liabilities
Realignment costs & IT architecture simplification
Real Estate gains
Legacy funding costs[1]
Remaining Non-Strategic pre-tax drag
(540)
120
123
(34)
52
(279)
Corp. Center
IB
Includes ~CHF 61 mn of certain legacy litigation provisions & fees; continue to work towards resolution of legacy litigation matters
~CHF 180 mn predominately relates to FID wind down and Legacy Rates, which will be targeted for accelerated wind down
Remaining pre-tax drag expected to be reduced by CHF 38 mn[2] from incremental cost savings (target >CHF 4.5 bn by end 2015)

Corporate Center

- Impact driven by volatility in own credit spreads, as well as the size of the portfolio carried at fair value. Expected to be eliminated with the anticipated change in fair value accounting now likely in 2016
- Realignment costs and IT architecture simplification expected to continue over remainder of 2014 and 2015 through CHF 1.1 bn cost reduction program and decline thereafter
- Includes the impact of one-off real estate sales

Investment Banking

- Legacy funding cost reduction on track; expected to step down by ~50% from CHF 439 mn in 2013[1] and remain relatively stable until full run-off at the end 2018

Note: The ultimate cost of the relevant legal proceedings in the aggregate over time may significantly exceed current litigation provisions
1 Includes CHF 6 mn and CHF 57 mn of legacy funding costs in Corporate Center in 1Q14 and 2013, respectively
2 CHF 38 mn represents quarterly pro-rata cost savings of further CHF 150 mn of expenses to be achieved by end 2015

CREDIT SUISSE
April 16, 2014 27

Continued progress on cost and capital April 16, 2014 *

Significant progress in reducing infrastructure and Private Banking & Wealth Management costs

Group expense reductions target in CHF bn



Direct cost savings by division
Infrastructure
Private Banking & Wealth Management
Investment Banking
3.4[1]
1.3
0.63
1.46
> 1.1
> 0.4
0.32
0.39
> 4.5
> 1.65
0.95
1.85
1Q14 Achieved
Expected by YE 2015
Total savings after 2015



Fully loaded cost savings by division
Corporate Center
Private Banking & Wealth Management
Investment Banking
3.4[1]
0.2
1.2
2.0
> 1.1
> 0.5
> 0.6
> 4.5
0.2
1.65
2.65
1Q14 Achieved
Expected by YE 2015
Total saving after 2015

Note: All expense reduction targets are measured at constant FX rates against 6M11 annualized total expenses, excl. realignment and other significant expense items and variable compensation expenses. Infrastructure includes Corporate Center, which is not allocated to the front office divisions. Fully loaded view consists of infrastructure expenses that are allocated to divisions
1 Includes savings from adjustments to normalize for the immediate accounting recognition of early retirement eligible population

CREDIT SUISSE April 16, 2014 29

On track to meet long-term goal of ~CHF 250 bn



Group Basel 3 "look-through" risk-weighted assets CHF bn
PB&WM
IB
370
339
284
266
(24%)
PB&WM
+5
+8
Investment Banking
280
~250
3Q11
4Q11
4Q12
4Q13
1Q14
Long-term goal



266
+2.4
+2.9
+3.6
+3.0
+0.7
+0.9
+3.8
(3.7)
280
4Q13
Operational Risk
Trading book securitization
Private equity positions
Mortgage multiplier
Strategic
Non-Strategic
1Q14
Methodology and policy[1]
Business impact & other[2]

Compared to 4Q13

- **Methodology and policy**
  - **Private Banking & Wealth Management**: CHF 6 bn increase primarily driven by operational risk add-on of CHF 2.4 bn and private equity positions-related methodology uplifts of CHF 3.0 bn
  - **Investment Banking**: CHF 7 bn increase mainly due to operational risk add-on of CHF 2.9 bn and CHF 3.6 bn from the revised securitization treatment on trading books across the industry
- **Business impact and other:** Business reductions of CHF 3.7 bn in the Non Strategic units were offset by modest Strategic business growth

Outlook

- Anticipate modest fluctuation in RWA through the rest of 2014 due to seasonal and further methodology impacts, with the objective of limiting IB RWAs to end 2013 level
- Reiterate long term RWA target of ~CHF 250 bn

Note: Risk-weighted asset goals are measured on constant FX basis and are subject to change based on future FX movements; rounding differences may occur
1 Reflects major external methodology changes only; other includes miscellaneous methodology impact from both IB and PB&WM
2 Business impact and other includes business impact, internally driven methodology and policy impact, FX movements, and CC movement

CREDIT SUISSE April 16, 2014 30

Solid capital position: Swiss Total Capital ratio of 15.0% and BIS CET1 ratio of 10.0% at end 1Q14 April 16, 2014 * CET1 = Common equity tier 1 1 Includes USD 3 bn Tier 1 participation securities prior to 4Q13, USD 1.5 bn Tier 1 participation securities in 4Q13 (all with a haircut of 20%) and none in 1Q14 2 Includes issued high-trigger capital instruments of CHF 8.2bn and issued low-trigger capital instruments of CHF 6.1bn 3 Swiss CET1+ high-trigger capital ratio 4 The progressive (low-trigger capital instruments) component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. For 2014, FINMA reduced our 2019 progressive component requirement from 4.41% to 3.66%, which leads to a total capital ratio requirement of 16.66% Basel 3 capital ratios “look-through” 15.0%2 Total Capital1 9.6% Expected Credit Suisse capital requirements 12.8%3 16.66%4 BIS CET1 “Look-through” BIS CET1 ratio of 10.0%; “look-through" Swiss Total Capital ratio of 15.0%, compared to the 16.66% 2019 requirement Repurchased second tranche of tier-1 participation securities (Claudius) in March 2014; first tranche was redeemed in December 2013 15.7% 13.0% High-trigger capital instruments Low-trigger capital instruments 11.0% Reflects impact from repurchase of Claudius notes

On track to achieve long-term leverage exposure target

Leverage exposure end of period in CHF bn



Exposure add-ons[1]
Balance sheet assets (US GAAP)
1,405
1,288
1,131
1,140
19%
382
341
258
262
1,023
947
873
878
~1,000
3Q12
1Q13
4Q13
1Q14
Long-term target (post Non-Strategic run-off and BCBS implementation with mitigation)

- Leverage exposure reduction of CHF 265 bn, or 19%, since 3Q12 to CHF 1,140 bn at end 1Q14
- Modest increase in leverage exposure since 4Q13 primarily due to seasonal market activity in Equities and increased business in Credit within Investment Banking
- Non-Strategic run-off, in addition to full implementation of Basel Committee on Banking Supervision (BCBS) proposal[2] with planned mitigation, positions us to achieve long-term target of ~CHF 1,000 bn

Rounding differences may occur.
1 Off-balance sheet exposures and regulatory adjustments
2 Final rules expected to be adopted by end 2014

CREDIT SUISSE April 16, 2014 32

Further improvement in leverage ratios

Leverage calculation "Look-through"

in CHF bn	Reported				
	3Q13 Lev. ratio[1]	4Q13 leverage	4Q13 Lev. ratio[1]	1Q14 leverage	1Q14 Lev. Ratio[1]
BIS Tier 1 Leverage ratio	2.4%	**34.0**	3.0%	**35.9**	3.2%
Deduct: Tier 1 low-trigger capital instruments		(2.3)		(2.3)	
Add: Tier 2 high-trigger capital instrument		2.5		2.5	
SNB Loss Absorbing Lev. Ratio	2.6%	**34.2**	3.0%	**36.1**	3.2%
Add: Tier 1 low-trigger capital instruments		2.3		2.3	
Add: Tier 2 low-trigger capital instruments		3.7		3.8	
BIS Total Capital Leverage ratio	2.9%	**40.2**	3.5%	**42.2**	3.8%
Add: Tier 1 participation securities (Claudius)		1.3		--	
Add: Swiss regulatory adjustments		0.6		(0.2)	
Swiss Total Capital Leverage ratio	3.2%	**42.1**	3.7%	**42.0**	3.7%

2019 Swiss Total Capital Leverage ratio requirement: **4.0%**[2]

- "Look-through" Tier 1 Leverage ratio increased to 3.2% and BIS Total Capital Leverage ratio improved to 3.8%, taking into account the repurchase of the Claudius notes
- Assuming achievement of CHF 1,000 bn of long-term leverage exposure target once the Non-Strategic leverage run-off is completed, the pro forma "look-through" Swiss Total Capital Leverage ratio would increase to over 4%

Rounding differences may occur.
1 Leverage ratios based on total "look-through" average leverage exposure of CHF 1,190 bn for 3Q13, CHF 1,137 bn for 4Q13 and CHF 1,124 bn for 1Q14.
2 The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. Using 2012 year-end data, the 2019 progressive capital component was reduced by FINMA for 2014 to 3.66%, which leads to a reduction of Swiss Total Capital Leverage ratio requirement to 4.0% from 4.2% in 3Q13.

CREDIT SUISSE
April 16, 2014 33

Clear roadmap to achieve long-term capital targets and return cash to shareholders

Group long-term capital targets

Basel 3 RWA ~ CHF 250 bn	
Basel 3 CET 1 ratio 11%	
Leverage Exposure ~ CHF 1,000 bn	
Swiss Total Leverage ratio 4%	

- Reiterate long-term RWA target of ~CHF 250 bn, despite continued anticipated fluctuation from seasonal and further methodology impacts
- Positioned to exceed total leverage exposure target of ~CHF 1,000 bn through the completion of Non-Strategic runoff, as well as BCBS implementation and planned mitigation
- Assuming achievement of long-term leverage exposure target once the Non-Strategic leverage run-off is completed, the pro forma "look-through" Swiss Total Capital Leverage ratio would increase to over 4%

Capital allocation

- Increase in Investment Banking Strategic RWA in 1Q14 from methodology and policy add-ons and seasonal uptick in Credit and Equity trading activities
- Expect Investment Banking RWA to moderate to 4Q13 level by year-end 2014
- Priority given to PB&WM growth initiatives for incremental RWA investment, driving toward a balanced business mix
- Target 11% CET1 ratio and continued commitment to returning cash to shareholders

CREDIT SUISSE
April 16, 2014 34

Summary Brady W. Dougan, Chief Executive Officer April 16, 2014 *

Supplemental slides April 16, 2014 Slide Group and divisional capital and return profile 37 Total Investment Banking results in USD 38 Strategic Investment Banking results in USD 39 Investment Banking: Strategic Fixed Income and Equities Basel 3 RWA movement 40 Financial summary – Non-Strategic results 41 Full year 2013 Non-Strategic run-off profile 42 Annualized expense savings through 1Q14 43 Collaboration revenues 44 *

Strategic Accelerated move to more balanced business mix and further operating efficiency to drive returns improvement * April 16, 2014 Capital in CHF bn All financials and return calculations above based on reported results. 1 Return on capital is based on after-tax income and assumes tax rates of 25% in 2011, 2012 and 1Q13 and 30% thereafter and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets prior to 2012 and the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure from 2012 on wards. Return on capital is different from externally disclosed Return on Equity. PB&WM and Group returns calculated based on CHF denominated financials; IB returns based on USD denominated financials Return on Capital1 Private Banking & Wealth Management Capital in USD bn Investment Banking Capital in CHF bn Return on Capital1 Group Return on Capital1 (2)% Strategic Strategic Strategic Strategic Leverage exposure Basel 3 RWA Healthy returns demonstrate effectiveness of repositioned capital-efficient business model 1,051

* Total Investment Banking results in USD April 16, 2014 1 Return on capital is based on after-tax income denominated in US dollars and assumes tax rates of 25% in 1Q13 and 30% thereafter and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure in USD mn 1Q14 4Q13 3Q13 2Q13 1Q13 Net revenues 3,834 2,963 2,773 3,591 4,251 Debt underwriting 525 537 461 565 494 Equity underwriting 206 303 140 218 169 Advisory and other fees 202 217 165 176 156 Fixed income sales & trading 1,669 827 905 1,326 2,140 Equity sales & trading 1,350 1,167 1,156 1,414 1,399 Other (116) (88) (54) (108) (107) Provision for credit losses -- 10 7 5 (6) Compensation and benefits 1,708 1,505 1,226 1,552 1,598 Other operating expenses 1,201 2,087 1,290 1,244 1,252 Total operating expenses 2,909 3,592 2,516 2,796 2,850 Pre-tax income 925 (639) 249 790 1,407 Cost / income ratio 76% 121% 91% 78% 67% Return on capital1 14% n/m 4% 11% 20%

* Strategic Investment Banking results in USD April 16, 2014 in USD mn 1Q14 4Q13 3Q13 2Q13 1Q13 Net revenues 3,999 3,106 2,984 3,807 4,329 Debt underwriting 525 537 461 565 494 Equity underwriting 206 303 140 218 169 Advisory and other fees 202 217 165 176 156 Fixed income sales & trading 1,804 897 1,118 1,514 2,186 Equity sales & trading 1,356 1,187 1,189 1,445 1,419 Other (94) (35) (89) (111) (95) Provision for credit losses -- 9 7 4 (6) Compensation and benefits 1,679 1,483 1,188 1,522 1,570 Other operating expenses 1,061 1,093 1,059 1,054 1,094 Total operating expenses 2,740 2,577 2,247 2,576 2,664 Pre-tax income 1,260 520 730 1,228 1,671 Cost / income ratio 69% 83% 75% 68% 62% Return on capital1 21% 9% 12% 19% 27% 1 Return on capital is based on after-tax income denominated in US dollars and assumes tax rates of 25% in 1Q13 and 30% thereafter and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure

* Investment Banking: Strategic Fixed Income & Equities Basel 3 RWA movement April 16, 2014 1Q13 4Q13 QoQ Changes 1Q14 25 20 +3 23 28 28 (3) 25 15 17 +2 19 19 19 +2 21 11 7 - 7 98 91 4 95 1Q13 4Q13 QoQ Changes 1Q14 5 5 - 5 14 16 +2 18 12 12 +2 14 3 3 - 3 2 2 - 2 36 37 4 42 Basel 3 risk-weighted assets in USD bn Rounding differences may occur with externally published spreadsheets 1 Includes Fixed Income other, CVA management and Fixed Income treasury Equities Fixed Income Macro (Rates, FX & Commodities) Securitized Products Credit Emerging Markets Other1 Strategic Fixed Income Cash Equities Prime Services Derivatives Systematic Market Making Other Strategic Equities

1Q14 Financial summary – Non-Strategic results

	Balance sheet CHF bn			Reported Financials CHF mn		
	Leverage Exposure	Balance Sheet Assets	Basel 3 RWA	Net Revenues	Total Expenses[2]	Pre-tax Income
Investment Banking Non-Strategic unit						
Fixed Income Wind-down	24	13	7	(55)	31	(85)
Legacy Rates	32	5	3	(26)	25	(51)
Legacy litigation provisions and fees	--	--	--	4	65	(61)
Legacy funding costs	--	--	--	(46)	--	(46)
Other Non-Strategic positions and items	14	7	6	(24)	28	(53)
IB Non-Strategic results	**70**	**25**	**16**	**(147)**	**150**	**(297)**
Private Banking & Wealth Management Non-Strategic unit						
Select onshore businesses	2	2	1	22	65	(43)
Legacy cross-border businesses	1	1	--	44	50	(5)
AM divestitures and disc. operations	2	2	5	134	27	107
Other Non-Strategic positions and items	13	13	2	9	5	(13)
PB&WM Non-Strategic results	**18**	**18**	**8**	**209**	**146**	**47**
Corporate Center Non-Strategic items						
Movements in credit spreads in own liabilities	--	--	--	(89)	31	(120)
Realignment costs and IT architecture simplification	--	--	--	--	123	(123)
Legacy funding costs	--	--	--	(6)	--	(6)
Discontinued operations reclassifications[1]	--	--	--	(103)	(47)	(56)
Other Non-Strategic items	--	--	--	52	37	15
Corporate Center Non-Strategic results	--	--	--	**(146)**	**144**	**(290)**
Total Non-Strategic results	**88**	**43**	**24**	**(84)**	**440**	**(540)**

Rounding differences may occur with externally published spreadsheets.
1 Discontinued operations reclassifications relate to revenues and expenses arising from the sale of CFIG businesses, Merchant Banking Partners ("MBP") and the announced sale of domestic private banking business booked in Germany 2 Total expenses do not include credit provisions

CREDIT SUISSE April 16, 2014 41

Full year 2013 Non-Strategic run-off profile Note: The ultimate cost of the relevant legal proceedings in the aggregate over time may significantly exceed current litigation provisions. Discontinued operations not recurring in 2014 Impact driven by volatility in own credit spreads, as well as the size of the portfolio carried at fair value to decline over time CC and PB&WM adjustments reflect gains and losses on asset sales executed as part of the 2012 capital plan, which is largely complete One-off UK withholding tax charge Expected to continue over remainder of 2011-2015 cost reduction program and decline thereafter Expected to step down by approx. 50% in 2014, then remain relatively stable until full run-off at the end of 2018 Incremental cost savings increased from CHF 4.4 bn to >CHF 4.5 bn by end 2015 Significant litigation provisions taken in 4Q13 Illustrative reduction of Non-Strategic pre-tax income drag CHF mn Corporate Center PB&WM IB Remainder of ~CHF 148 mn predominately relates to FID wind down and Legacy Rates, which will be targeted for accelerated wind down Includes ~CHF 555 mn of certain legacy litigation provisions and fees in 2013 April 16, 2014 *

Achieved CHF 3.4 bn annualized expense savings through 1Q14 since expense measures announced in mid-2011

Group expense reduction achieved in CHF bn


Savings of CHF 2.8 bn
Savings of CHF 3.4 bn
20.5
annualized
10.2
20.2
(2.5)
17.7
(0.6)
17.1
6M11 adjusted
1Q14 reported
1Q14 adjusted
1Q14 adjusted excl. significant items

Adjustments from 6M11 reported:	
Variable compensation	(1,034)
Realignment costs (CC)	(142)
Other (across divisions)	50
Total	**(1,127)**
Annualized (x2)	**(2,253)**

Adjustments from 1Q14 reported:	
Variable compensation[1]	(2,152)
Realignment measures NSU	(8)
Realignment costs (CC)	(247)
IT architecture simplification	(244)
Other (across divisions)[2]	(221)
FX impact	413
1Q14 Total	**(2,459)**

Significant one-off items, including:	
Certain litigation provisions (IB)	(169)
RRP	(261)
Deferred comp adjustment	(200)
1Q14 Total	**(630)**

All data for Core Results including expense savings from discontinued operations;
All expense reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses.
1 Related to existing population. 2 Primarily due to variable compensation related savings on reduction of force.

CREDIT SUISSE April 16, 2014 43

Collaboration revenues April 16, 2014 * 1Q14 collaboration revenues down 3% from 1Q13 Contribution to overall Credit Suisse result continues to be significant Continued strong performance in providing tailored solutions to UHNWI clients Collaboration revenues target range of 18% to 20% of net revenues Collaboration revenues – Core results in CHF bn / as % of net revenues

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Brady W. Dougan Brady W. Dougan Chief Executive Officer Credit Suisse Group AG and Credit Suisse AG

/s/ David R. Mathers David R. Mathers Chief Financial Officer
Date: April 16, 2014		Credit Suisse Group AG and Credit Suisse AG